FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  June 14, 2002


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                   Heron House
                                 15 Adam Street
                             London, England WCN 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X                  Form 40-F __

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                  Yes __                        No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



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